Filed Pursuant To Rule 433
Registration No. 333-167132
August 4, 2010
Real Assets
Inflation Protection Solutions with Exchange Traded Products
BY ROB GUILIANO, SENIOR PORTFOLIO MANGER, US MULTI ASSET CLASS SOLUTIONS, STATE STREET GLOBAL ADVISORS AND TOM ANDERSON, CFA, HEAD OF STRATEGY AND RESEARCH, INTERMEDIARY BUSINESS GROUP, STATE STREET GLOBAL ADVISORS

Global demand for commodities and energy has reemerged and the stage has been set for a classic inflationary environment. In the US, Fed has kept policy rates artificially low while the money supply continues to grow. As the world economy recovers, it could lead to heightened demand, especially from emerging countries such as China and India. While supply is adequate for now, concerns still exist if asset preferences shift.

Inflation will inevitably become an issue. One indicator of possible global reinflation could be the growing global middle class. The World Bank estimates the global middle class to grow from 460 million in 2000 (8% of population) to 1.2 billion by 2030 (14% of population).
In the short term, deflation seems to be the bigger concern. In the US, core inflation (inflation minus food and energy prices) remains stable, up 1.8% for the 12 months ending May 2009. However, true deflation is a rare occurrence—since 1929, the US has experienced only 6 years of year-over-year headline deflation: 1930, 1931,1932,1938,1949, and 1954.1
Longer term, inflation will inevitably become an issue. Projected inflation rates for 2010 and 2014 remain at 4.7% and 4.2%, respectively.2 One indicator of possible global reinflation could be the growing supply of money both in the US and abroad (see Figure 1). In the US, the money supply has grown at the highest rate since 2002. In addition, the Federal Reserve’s balance sheet has expanded more than twofold since late 2008.
Some investors are looking for strategies that can deliver positive returns during rising inflation conditions (see Figure 2). Considered non-traditional by investors, real assets are the opposite of stocks and bonds—they are tangible physical things. But the strategies used by certain suitable investors may take a broader approach, investing in bonds that are inflation-linked and in stocks of companies involved in commodities or natural resources, among others.
Source: Federal Reserve
US Consumer Price Index (CPI-U) through December 2009
Source Robert J. Shiller, Irrational Exuberance, April 2001 and Ibbotson Associates

WHAT ARE REAL ASSETS?
Real assets are tangible assets that are the building blocks of consumable and production goods. Real assets are intrinsically valuable because of their utility. Each investment class in the real assets category has the potential to generate incremental returns, both in terms of price appreciation and income generation.
FIGURE 3: REAL ASSETS

REAL ASSETS	EXAMPLE
INFLATION LINKED BONDS	TIPS, Linkers, OATs
REAL ESTATE	Direct, Equity REITS, Mortgage REITS
COMMODITIES	Oil, Gold, Copper, Soybeans, Cattle
GLOBAL NATURAL RESOURCE STOCKS	Oil & Gas, Energy & Equipment Services, Metal & Mining, Paper & Forest Products
PRECIOUS METALS	Gold, Silver, Platinum
RENEWABLE RESOURCES	Forest and Forest Products, Water, Solar and Wind Power
INFRASTRUCTURE	Toll Roads, Ports, Airports, Utility (Electricity, Gas, Water) Distribution
COLLECTABLES	Artwork, Coins, Cars

While investors may not have easy access to all real asset types, there are readily available investment vehicles within many of the categories shown in Figure 3 above. Investors seeking to build a real assets allocation using a broader approach may include the following components:
•	inflation-linked bonds such as US Treasury Inflation Protected Securities (“TIPS”) provide direct exposure to the US Treasury inflation-protected securities market. The coupon payments and principal value on these securities are adjusted according to actual inflation over the life of the bonds. Non-US inflation-linked securities are now also available to investors.
•	real estate investment trusts (“REITS”) can provide broad exposure to the commercial real estate market both in the US and abroad. There are a variety of REITs that specialize in office, apartment, retail and industrial properties. REITS generally must pay out 90% of their taxable income to their investors through dividends, which provides a regular income stream. Furthermore, property values and rents have tended to increase during inflationary periods, which can cause the value of REITS to increase.
•	commodities are raw perishable goods or basic production materials, such as agricultural products, industrial metals, precious metals, oil and livestock. Commodity prices generally respond quickly to economy-wide shocks and are widely recognized as leading indicators of future inflation as they quickly react to changes in economic conditions.
•	global natural resource stocks represent ownership in manufacturers and distributors of natural resources such as oil and gas, energy equipment and services, metal and mining, and paper and forest products. When global demand for natural resources grows, the increase in the underlying commodity prices historically generates higher profits for these companies and translates into higher returns for investors.
THE CASE FOR REAL ASSETS EXPOSURE
Stocks and bonds tend to generate meager returns during periods of rising inflation. Over the long term, from 1930 to 2008, stocks as measured by the S&P 500s Index provided an average return of 3.8% during periods of rising inflation; bonds provided an average annual return of 2.7%. Over periods of stable or declining inflation, stocks provided annualized returns greater than 15.7%, with bonds delivering returns of greater than 7.9% (see Figure 4).
Asset classes are represented by the S&P 500 Index, Ibbotson’s US Long-Term Govt. Bond Index, based on annual calendar year returns with quarterly data. Source: SSgA and Morningstar. Rising inflation refers to years in which inflation increases by more than 0.5% from the previous year; declining inflation refers to years in which inflation decreases by more than 0.5% from previous year, stable inflation refers to years in which inflation change is between +0.5% and -0.5% from previous year.
When stocks are volatile and bonds offer historically low yields, investors may seek to generate positive returns by investing in assets that are either driving inflation, such as oil, or offer protection during turbulent economic times, such as gold. These real assets have historically outperformed stocks and bonds during periods of accelerating inflation and provided additional potential diversification benefits for investors seeking to control portfolio volatility, according to research and analysis.
FOR INVESTMENT PROFESSIONAL USE ONLY NOT FOR USE WITH THE PUBLIC

A blend of real assets has historically demonstrated the ability to provide significant inflation protection for suitable investors. From 1970-2009, a portfolio of 20% inflation-protected bonds, 30% real estate investment trusts (REITs), 25% commodities, and 25% global natural resources stocks has resulted in significantly higher returns than stocks and bonds in periods of rising inflation. In periods of stable inflation, the blend of real assets offers comparable returns to bonds and commodities. In periods of declining inflation, the real assets blend significantly outperforms commodities (see Figure 5).
Source: Federal Reserve. Asset classes are represented by the S&P 500 Index, Ibbotson’s US Long-Term Govt. Bond Index, S&P GSCI TR index, and simulated Real Assets blend of indexes (20% Barclays Capital US TIPS Index™, 30% Dow Jones REIT IndexSM, 25% S&P GSCI Index (S&P GSCP® Index), and 25% MSCI World Natural Resources IndexSM. Based on annual calendar year returns with quarterly data. Index performance does not reflect fees and expenses, and it is not possible to invest directly in an index/average. Past performance is no guarantee of future results. Source: SSgA and Morningstar. Rising inflation refers to years in which inflation increases by more than 0.5% from the previous year; declining inflation refers to years in which inflation decreases by more than 0.5% from previous year; stable inflation refers to years in which inflation change is between +0.5% and -0.5% from previous year.
IMPLEMENTING REAL ASSETS STRATEGIES WITH EXCHANGE TRADED PRODUCTS
Blending real assets is one investment strategy that seeks to capture higher risk-adjusted returns, lower volatility, additional income and positive returns over inflation in otherwise lukewarm markets. A combination of multiple real asset strategies using an index approach can provide efficient, broad-based exposure to inflation-protected securities, REITs, commodities, and natural resource stocks. Each underlying asset class would be assigned a strategic weight based on its risk characteristics and return potential relative to other asset classes, and rebalanced to these weights on a regular basis.
A real assets strategy can be easily implemented using exchange traded products, including exchange traded funds (ETFs) and exchange traded notes (ETNs). There is a wide range of exchange traded products available in the TIPS, REIT, natural resources stock, and commodity asset classes (see Figure 6). Fixed income and commodities have been among the fastest growing categories in exchange traded products in recent years.
FIGURE 6: ETFS THAT OFFER REAL ASSETS EXPOSURE

SECTOR	ASSETS (SMIL)	# OF ETFS
COMMODITY	$68,461 .68	36
ENERGY/NATURAL RESOURCES	$19,438.90	48
INFLATION PROTECTED BOND	$20,120.35	7
REAL ESTATE	$13,774.42	25
TOTAL	$121,795.30	116
Source: SSgA Strategy & Research, Bloomberg. As of 12/31/2009.
Using index returns, this real assets blend would have provided a return of 6.48% for the period 01/01/1998 through 3/31/2009, with a standard deviation of 12.89%. The real asset blend offered higher returns than large cap US equities and most of the individual real asset categories, with lower volatility than all except US TIPS. The real asset blend also offered one of the most attractive risk/return ratios, as demonstrated by its Sharpe ratio (see Figure 7).
FIGURE 7: REAL ASSETS RETURN AND RISK CHARACTERISTICS

JANUARY 2000 DECEMBER 2009	RETURN(%)	STD DEV(%)	SHARPE RATIO
REAL ASSETS BLEND	10.92	15.15	0.5339
BARCLAYS U.S. GOVERNMENT INFLATION-LINKED BOND INDEX	7.73	6.72	0.7285
DOW JONES U.S. SELECT REIT	10.67	25.70	0.3048
DOW JONES GLOBAL EX-U.S. SELECT REAL ESTATE SECURITIES	9.43	19.53	0.3375
S&P GSCI	5.05	25.31	0.0875
GOLD LONDON PM FIXING	14.12	16.91	0.6674
S&P ENERGY SELECT SECTOR INDEX	9.73	22.30	0.3092
S&P OIL & GAS EXPLORATION & PRODUCTION SELECT INDUSTRY INDEX	20.57	29.66	0.598
S&P OIL & GAS EQUIPMENT & SERVICES SELECT INDUSTRY INDEX	10.56	35.47	0.2177
S&P DEVELOPED EX-U.S. BMI ENERGY SECTOR INDEX	14.18	21.51	0.5274
S&P METALS AND MINING SELECT INDUSTRY INDEX	11.27	35.67	0.2364
GLOBAL TIPS BLEND*	7.87	9.20	0.5476
* From March 1997 to Dec 2007 = 100% Barclays U.S. Government Inflation Linked Bond Index. From Dec 2007 to Dec 2009 = 100% DB Global Government ex US Inflation Linked Bond Capped Index.
Source: StyleADVISOR, SSgA Strategy & Research. Past performance is not a guarantee of future results. Index performance is not meant to represent the performance of any particular ETF. Indices are unmanaged and not subject to management fees and other expenses which would reduce performance. It is not possible to invest directly in an index. Real asset blend is comprised of 10% Barclays U.S. Government Inflation-linked Bond Index. 10% DB Global Government ex US Inflation Linked Bond Capped index, 15% Dow Jones U.S. Select REIT Index, 15% Dow Jones Global ex-U.S. Select Real Estate Securities Index, 20% S&P GSCI Index, 5% Gold London PM Fixing, 5% S&P Energy Select Sector Index, 2.5% S&P Oil & Gas Exploration & Production Select Industry Index, 2.5% S&P Oil & Gas Equipment & Services Select Industry Index, 10% S&P Developed Ex-U.S. BMI Energy Sector Index, 5% S&P Metals and Mining Select Industry Index.
FOR INVESTMENT PROFESSIONAL USE ONLY. NOT FOR USE WITH THE PUBLIC.

A real assets blend could be constructed using strategic allocations at 20% inflation protected securities, 30% global REITs, 25% natural resources/energy stocks, and 25% commodities. This strategic allocation could be implemented using ETFs (see Figure 8) as follows:
•	20% Inflation Protected Securities ETFs (TIPS)

•	30% REITs ETFs (15% US REITs, 15% non-US REITs)

•	25% Natural Resources/Energy ETFs

•	25% Commodity ETFs (15% broad-based commodity, 10% gold)
ADDING REAL ASSETS TO AN EXISTING PORTFOLIO
When adding a real assets allocation to an existing portfolio, the key decisions are:
1.	Determining the overall allocation to the real assets blend
2.	Adjusting the overall asset allocation to incorporate the real assets blend
3.	Determining the allocations to each real asset segment.
Consider an investor who determines that a 10% allocation to real assets is appropriate for a portfolio currently invested 65% in equities and 35% in bonds. Real assets have both equity-like risk/return profiles and bond-like income generation features. As a result, investors typically shift allocations from both stocks and bonds to fund real asset allocations.
For this example, one-half of the allocation could come from the existing equity allocation, and the other half from the bond allocation. The sample portfolio’s new asset allocation would be 60% equities, 30% bonds, and 10% real assets. For the real assets blend used in Figure 7 on the previous page, the allocation to each real assets segment would be 2% Treasury Inflation Protected Securities, 3% REITs (divided between US and non-US REITS), 2.5% natural resources stocks, and 2.5% commodities. From an overall portfolio standpoint, the historically low correlation of real assets to the existing stock and bond holdings can improve the overall diversification of the portfolio. A blended real asset portfolio had a correlation of 0.19 to bonds, as measured by the Barclays Capital Aggregate Index, and a correlation 0.56 to stocks, as measured by the S&P 500 Index.
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[1]	Bureau of Labor Statistics.
[2]	IMF Table 5a Summary of inflation.
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